UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

R1 RCM INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00438V103

(CUSIP Number)

Glenn Miller

c/o TowerBrook Capital Partners L.P.

Park Avenue Tower

65 East 55th Street, 27th Floor

New York, NY 10022

(212) 699-2200

Copy to:

Steven A. Cohen

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

Joseph R. Impicciche

c/o Ascension Health Alliance

101 S. Hanley Road, Suite 450

St. Louis, MO 63105

(314) 733-8000

Copy to:

Stephen A. Infante

Covington & Burling LLP

620 Eighth Avenue

New York, NY 10018

(212) 841-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

February 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

  CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TCP-ASC ACHI Series LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 152,812,800 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 152,812,800 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 152,812,800 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 59.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Consists of 92,812,800 shares of Common Stock issuable upon conversion of 232,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 32,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 104,515,603 shares of Common Stock outstanding as of October 28, 2017 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the SEC on October 31, 2017 and (2) 152,812,800 shares of Common Stock (see Note 1).

  CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TCP-ASC GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 152,812,800 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 152,812,800 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 152,812,800 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 59.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 92,812,800 shares of Common Stock issuable upon conversion of 232,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 32,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 104,515,603 shares of Common Stock outstanding as of October 28, 2017 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the SEC on October 31, 2017 and (2) 152,812,800 shares of Common Stock (see Note 1).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TI IV ACHI Holdings GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 152,812,800(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 152,812,800 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 152,812,800 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 59.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 92,812,800 shares of Common Stock issuable upon conversion of 232,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 32,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 104,515,603 shares of Common Stock outstanding as of October 28, 2017 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the SEC on October 31, 2017 and (2) 152,812,800 shares of Common Stock (see Note 1).

(3) TI IV ACHI Holdings GP, LLC disclaims beneficial ownership of 68,765,760 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

  CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TI IV ACHI Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 152,812,800 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 152,812,800 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 152,812,800 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 59.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Consists of 92,812,800 shares of Common Stock issuable upon conversion of 232,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 32,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 104,515,603 shares of Common Stock outstanding as of October 28, 2017 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the SEC on October 31, 2017 and (2) 152,812,800 shares of Common Stock (see Note 1).

(3) TI IV ACHI Holdings, LP disclaims beneficial ownership of 68,765,760 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

  CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TowerBrook Investors Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 152,812,800 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 152,812,800 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 152,812,800 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 59.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 92,812,800 shares of Common Stock issuable upon conversion of 232,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 32,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 104,515,603 shares of Common Stock outstanding as of October 28, 2017 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the SEC on October 31, 2017 and (2) 152,812,800 shares of Common Stock (see Note 1).

(3) TowerBrook Investors Ltd. disclaims beneficial ownership of 68,765,760 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

  CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS Neal Moszkowski
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 152,812,800 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 152,812,800 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 152,812,800 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 59.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 92,812,800 shares of Common Stock issuable upon conversion of 232,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 32,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 104,515,603 shares of Common Stock outstanding as of October 28, 2017 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the SEC on October 31, 2017 and (2) 152,812,800 shares of Common Stock (see Note 1).

(3) Neal Moszkowski disclaims beneficial ownership of 68,765,760 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

  CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS Ramez Sousou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.K.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 152,812,800 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 152,812,800 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 152,812,800 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 59.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 92,812,800 shares of Common Stock issuable upon conversion of 232,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 32,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 104,515,603 shares of Common Stock outstanding as of October 28, 2017 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the SEC on October 31, 2017 and (2) 152,812,800 shares of Common Stock (see Note 1).

(3) Ramez Sousou disclaims beneficial ownership of 68,765,760 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

  CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS ASCENSION HEALTH ALLIANCE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 152,812,800 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 152,812,800 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 152,812,800 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 59.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Consists of 92,812,800 shares of Common Stock issuable upon conversion of 232,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 32,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 104,515,603 shares of Common Stock outstanding as of October 28, 2017 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the SEC on October 31, 2017 and (2) 152,812,800 shares of Common Stock (see Note 1).

(3) Ascension Health Alliance disclaims beneficial ownership of 84,047,040 shares of Common Stock held directly by Series TB (as defined in Item 6 herein).

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D jointly filed by TCP-ASC ACHI Series LLLP (the “Partnership”), TCP-ASC GP, LLC, TI IV ACHI Holdings GP, LLC, TI IV ACHI Holdings, LP, TowerBrook Investors Ltd., Neal Moszkowski, Ramez Sousou and Ascension Health Alliance d/b/a Ascension (together, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on February 16, 2016, as amended on July 11, 2016, September 9, 2016, April 3, 2017 and January 2, 2018 (as it may be amended from time to time, this “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of R1 RCM Inc. (the “Issuer”), formerly known as Accretive Health, Inc. Initially capitalized terms used in this Amendment No. 5 that are not otherwise defined herein shall have the same meanings attributed to them in the Statement. Except as expressly provided herein, all Items of the Statement remain unchanged.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The information set forth in Item 6 of this Statement is hereby incorporated by reference in this Item 4.

Each Reporting Person may be deemed to have acquired beneficial ownership of the shares of Common Stock reported on this Statement on February 16, 2016, pursuant to the Purchase Agreement, and intends to hold such shares for investment purposes. Except as disclosed in this Item 4, none of the Reporting Persons, nor, to the best of any Reporting Person’s knowledge, any director, executive officer or controlling person of any Reporting Person has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Each Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Notwithstanding anything contained herein, each Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to such Reporting Person; developments with respect to the business of such Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following immediately prior to the last paragraph thereof:

Subordinated Notes

On February 26, 2018, the Issuer announced that it had entered into an Agreement and Plan of Merger, dated February 23, 2018 (the “Agreement”), with Intermedix Holdings, Inc. (“Intermedix”), Project Links Parent, Inc. (“Parent”), a wholly-owned subsidiary of the Issuer, Project Links Merger Sub, Inc. (“Merger Sub”) and, solely in its capacity as Securityholder Representative, Thomas H. Lee Equity Fund VI, L.P., providing for the merger of Merger Sub with and into Intermedix (the “Merger”), with Intermedix surviving the Merger as a wholly-owned subsidiary of Parent. In connection and concurrently with the signing of the Agreement, the Issuer entered into a commitment letter (the “Subordinated Commitment Letter”), dated February 23, 2018, with the TowerBrook Funds and Ascension (collectively, the “Purchasers”), pursuant to which the Purchasers have agreed to purchase $110 million of unsecured, subordinated notes (the “Subordinated Notes”) of the Issuer (the “Subordinated Facility”). The commitments contemplated by the Subordinated Commitment Letter will terminate four months following the date of the Agreement (coinciding with the termination date with respect to the Agreement).

The Subordinated Commitment Letter contemplates that interest on the Subordinated Notes will accrue at 14.0% per annum, increasing by 1.0% per annum on the third anniversary of the closing date of the Merger and by an additional 1.0% per annum on each subsequent anniversary of the closing date of the Merger until the Subordinated Notes are repaid in full. Interest will be payable quarterly in cash; provided, however, that the Issuer may (i) on or prior to the first anniversary of the closing date of the Merger, elect to pay up to 75% of each quarterly interest payment in kind (with such payment being capitalized to principal on the last day of each applicable fiscal quarter) and pay the remaining balance of such quarterly interest payment in cash; (ii) following the first anniversary and prior to the second anniversary of the closing date of the Merger, elect to pay up to 50% of each quarterly interest payment in kind and pay the remaining balance in cash; and (iii) thereafter, elect to pay up to 25% of each quarterly interest payment in kind and pay the remaining balance in cash.

Additionally, the Subordinated Commitment Letter contemplates that the Issuer may voluntarily prepay the Subordinated Notes subject to the applicable prepayment premium (other than in connection with a change of control) as follows: (i) if such prepayment is made before the first anniversary of the closing date of the Merger, an amount equal to 3.0% of the principal amount of the Subordinated Notes so prepaid; (ii) if such prepayment is made on or after the first anniversary but prior to the second anniversary of the closing date of the Merger, an amount equal to 2.0% of the principal amount of the Subordinated Notes so prepaid; (iii) if such prepayment is made on or after the second anniversary but prior to the third anniversary of the closing date of the Merger, an amount equal to 1.0% of the principal amount of the Subordinated Notes so prepaid; and (iv) if such prepayment is made on or after the third anniversary of the closing date of the Merger, there is no prepayment premium. In the event a prepayment of the Subordinated Notes is made in connection with a change of control (either through the exercise of the repurchase right of the holders of the Subordinated Notes or through a voluntary prepayment), the prepayment premium shall be an amount equal to 1.0% of the principal amount of the Subordinated Notes so prepaid.

The definitive loan documentation for the Subordinated Notes will contain certain customary representations and warranties, affirmative and negative financial covenants, indemnity obligations and events of default consistent with the terms set forth in the Commitment Letter or as mutually and reasonably agreed. The Issuer will also pay certain customary fees as described in the definitive loan documentation for the Subordinated Notes.

The Subordinated Commitment Letter is filed as Exhibit 7.9 to this Statement and the foregoing summary of the Subordinated Commitment Letter is qualified in its entirety by reference to Exhibit 7.9.

In connection and concurrently with the signing of the Subordinated Commitment Letter, the Partnership and the Issuer entered into a side letter relating to the Investor Rights Agreement (the “Side Letter”). Pursuant to the Side Letter, the Partnership and the Issuer agreed that (i) the approval of the Partnership will not be required for any proposed incurrence of Indebtedness (as defined in the Investor Rights Agreement) that is approved by a majority of the Issuer’s board of directors present and voting, the proceeds of which will be used (in full or in part) to finance any prepayment or redemption (in full or in part) of the Subordinated Facility; (ii) any decisions relating to any prepayment or redemption (in full or in part) of the Subordinated Facility (other than any such prepayment or redemption that is required by the terms of the Subordinated Facility) will be submitted to the Issuer’s board of directors, with reasonable prior notice, and will not be subject to the additional approval process of Section 2.4(c) of the Investor Rights Agreement; and (iii) any decisions relating to paying an applicable interest payment in kind pursuant to the Subordinated Facility will be submitted to the Issuer’s board of directors, with reasonable prior notice, and will be subject to the additional approval process of Section 2.4(c) of the Investor Rights Agreement. The Side Letter is effective on, and subject to the occurrence of, extensions of credit under the Subordinated Facility on the closing date of the Merger.

The Side Letter is filed as Exhibit 7.10 to this Statement and the foregoing summary of the Side Letter is qualified in its entirety by reference to Exhibit 7.10.

ITEM 7.	Material to Be Filed as Exhibits.

The following documents are filed or incorporated by reference as exhibits to this Statement:

Exhibit Number	Description of Exhibit
7.9	Commitment Letter, dated as of February 23, 2018, by and among the TowerBrook Funds, Ascension and the Issuer.
7.10	Side Letter, dated as of February 23, 2018, by and between the Partnership and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2018

TCP-ASC ACHI SERIES LLLP

By: TCP-ASC GP, LLC, its General Partner

By: /s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

TCP-ASC GP, LLC

By: /s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

TI IV ACHI Holdings GP, LLC

By: /s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

TI IV ACHI HOLDINGS, LP

By: TI IV ACHI Holdings GP, LLC, its General Partner

By: /s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

[Signature Page to 13D Amendment]

TOWERBROOK INVESTORS LTD.

By: /s/ Neal Moszkowski
Name: Neal Moszkowski
Title: Director

NEAL MOSZKOWSKI

/s/ Neal Moszkowski
Neal Moszkowski

RAMEZ SOUSOU

/s/ Ramez Sousou
Ramez Sousou

ASCENSION HEALTH ALLIANCE

By: /s/ Anthony J. Speranzo
Name: Anthony J. Speranzo
Title: Executive Vice President & Chief Financial Officer

[Signature Page to 13D Amendment]